SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF A FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For October 2020

Commission File Number 0-28800
______________________

DRDGOLD Limited

Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park

South Africa, 1709

( Address of principal executive offices )
______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.

Form 20-F ☑

Form 40-F
☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐

No
☑

If ''Yes''

is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of October 2020, incorporated by reference herein:

Exhibit

99.1 Release dated October 27,

2020, “OPERATING

UPDATE

FOR THE QUARTER

ENDED 30
SEPTEMBER 2020”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED
Date: October 27, 2020 By:

/s/ Riaan Davel

Name: Riaan Davel

Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ISIN: ZAE000058723
JSE share code: DRD
NYSE trading symbol: DRD
(“ DRDGOLD ” or the “ Company ”)
OPERATING UPDATE

FOR THE QUARTER ENDED 30 SEPTEMBER 2020
The operating

update of the Company for the quarter ended 30 September

2020 is as follows:
Quarter ended Quarter ended
30 SEP 2020 30 JUN 2020 % change
Production
Gold produced kg 1,514 1,041 45%
oz 48,676 33,469 45%
Gold sold kg 1,522 951 60%
oz 48,934 30,576 60%
Ore milled
Metric (000't)

7,260 5,737 27%
Yield Metric (g/t) 0.209 0.181 15%
Price and costs
Average gold price received R per kg 1,029,893 970,198 6%
US$ per oz 1,896 1,682 13%
Adjusted EBITDA * Rm 770.4 366.3 110%
US$m 45.6 18.9 141%
Cash operating costs R/t 104 102 2%
US$/t 6 6 -
Cash operating costs R per kg 489,750 542,482 -10%
US$ per oz 901 941 -4%
All-in sustaining costs ** R per kg 588,239 579,180 2%
US$ per oz 1,083 1,004 8%
All-in cost ** R per kg 613,206 597,371 3%
US$ per oz 1,129 1,036 9%
Capital expenditure
Sustaining Rm 95.1 84.4 13%
US$m 5.6 4.7 19%
Non-sustaining/growth Rm 25.3 4.5 462%
US$m 1.5 0.3 400%
Average R/US$ exchange rate 16.90 17.94 -6%
Rounding of figures may result in computational discrepancies

* A
djusted earnings before interest, taxes, depreciation and amortisation (" Adjusted EBITDA ") may not be comparable to similarly titled measures

of other companies. Adjusted EBITDA

is not a measure

of performance under International
Financial Reporting Standards (IFRS)

and should be considered

in addition to,

and not as a

substitute for, other measures
of financial performance and liquidity.

**
All-in cost definitions based on the guidance note on non-GAAP Metrics issued by the

World Gold Council on 27 June
2013 .

Gold production increased by

45% from the previous

quarter to 1,514kg primarily

due to a 27%

increase in
tonnage throughput and a 15% increase in yield. Gold

sold increased by 60%.

As a result, the

cash operating cost

per kilogram of gold

sold decreased by

10% from the

previous quarter
to R489,750/kg. The cash operating cost per ton of material

processed increased by 2% to R104/t.

All-in sustaining

costs per

kilogram and

all-in costs

per kilogram

were R588,239/kg

and R613,206/kg,
respectively, increasing

quarter on quarter mainly due to an increase in susta

ining capital expenditure.

Adjusted EBITDA

increased by

110% from

the previous

quarter to

R770.4 million

primarily due

to a

60%
increase in gold sold

and a 6% increase in the average Rand gold price

received of R1,029,893/kg.

Cash and cash equivalents

increased by R

300.1 million to R2,015.2

million as at

30 September 2020

after
paying the final dividend

for the year ended

30 June 2020 of

R299.1 million. External

borrowings remained
at Rnil as at 30 September 2020 (30 June 2020: Rnil).

The cash generated

during the current

quarter will,
inter alia
, be applied

towards the Company’s

extended
capital expenditure programme

for the year

ending 30 June

2021. Despite the

capital expenditure planned
for the

year, management

positions the

Company favourably

to, in

the absence

of unforeseen

events,
consider declaring an interim dividend in February 2021

.
The information contained in this

announcement does not constitute an

earnings forecast. The financial
information provided

is the

responsibility of

the directors

of DRDGOLD

,

and such

information has

not been
reviewed or reported on by the Company’s auditors.

Johannesburg
27 October 2020

Sponsor
One Capital